UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. ---)

                              Viral Genetics, Inc.
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                   92764R 10 3
                                 (CUSIP Number)

                                 Haig Keledjian
                               905 Mission Street
                            South Pasadena, CA 91030
                                 (323) 682-2171
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 4, 2003
             (Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Check the following box if a fee is being paid with the statement  [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 244.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 92764R 10 3              Schedule 13 D                     Page 2 of 7
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1. NAME OF REPORTING PERSON, AND
   I.R.S. IDENTIFICATION NO. OF REPORTING PERSONS (ENTITIES ONLY):

   Therapeutic Genetics, Inc.

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
       (a) [_]             (b) [X]

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3. SEC USE ONLY

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4. SOURCE OF FUNDS: 00 - Other

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5. CHECK BOX [_] IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e).

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6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States citizen

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NUMBER OF         7.    SOLE VOTING POWER
SHARES                        -0- shares
BENEFICIALLY      8.    SHARED VOTING POWER
OWNED BY                      46,511,720 shares
EACH              9.    SOLE DISPOSITIVE POWER
REPORTING                     -0- shares
PERSON            10.   SHARED DISPOSITIVE POWER
WITH                          46,511,720 shares

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
            46,511,720 shares

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12. CHECK BOX [_] IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.55%

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14. TYPE OF REPORTING PERSON: CO

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CUSIP No. 92764R 10 3              Schedule 13 D                     Page 3 of 7
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1. NAME OF REPORTING PERSON, AND
   I.R.S. IDENTIFICATION NO. OF REPORTING PERSONS (ENTITIES ONLY):

   Haig Keledjian

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a) [_]             (b) [X]

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3. SEC USE ONLY

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4. SOURCE OF FUNDS: 00 - Other

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5. CHECK BOX [_] IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e).

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6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States citizen

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NUMBER OF         7.    SOLE VOTING POWER
SHARES                        27,424,944 shares
BENEFICIALLY      8.    SHARED VOTING POWER
OWNED BY                      46,511,720 shares
EACH              9.    SOLE DISPOSITIVE POWER
REPORTING                     27,424,944 shares
PERSON            10.   SHARED DISPOSITIVE POWER
WITH                          46,511,720 shares

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
            73,936,664 shares

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12. CHECK BOX [_] IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 63.78%

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14. TYPE OF REPORTING PERSON: CO

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CUSIP No. 92764R 10 3              Schedule 13 D                     Page 4 of 7

Item 1. Security and Issuer

        Title of Class of Equity Securities:

            Common Stock, Par Value $0.0001

        Name and Address of Principal Executive Offices of the Issuer:

            Viral Genetics, Inc.
            905 Mission Street
            South Pasadena, CA 91030

Item 2. Identity and Background

     (a) Name: This statement is filed by Therapeutic Genetics, Inc., a California corporation ("TGI") by virtue of its beneficial ownership of the Issuer's common stock and Haig Keledjian by virtue of his control relationship with TGI and his beneficial ownership of the Issuer's common stock.

     On June 4, 2003, TGI exchanged $6,976,758 of debt obligations owed to it by the Issuer as of March 31, 2003, for a new convertible promissory note due 2008. On the same day Haig Keledjian exchanged $835,310 of debt obligations owed to him by the Issuer as of March 31, 2003, for a new convertible promissory note due 2008. On the same day the Tomson Trust, of which Haig Keledjian is the sole trustee, exchanged $460,539 of debt obligations owed to it by the Issuer as of March 31, 2003, for a new convertible promissory note due 2008. The foregoing new notes are collectively referred to as the "Notes," and have identical terms but for the principal amounts. The Notes were issued to extend the debt obligations owed to the holders of the obligations, a substantial portion of which was coming due in 2003. The Notes bear interest at the rate of five percent per annum and all principal and accrued interest is due March 31, 2008. The principal and accrued interest on the Notes may be exchanged at the election of the holder at the rate of $0.30 for one share of common stock and one warrant to purchase an additional share at an exercise price of $0.40 per that expires five years from the date the warrant is issued. Assuming each of the persons listed above exchanged their Notes for stock and warrants at the stated principal amounts, they would receive the following:

     Haig Keledjian holds 1,109,697 shares of Issuer common stock personally, 5,932,761 shares as trustee for an irrevocable voting trust for the benefit of his children, 5,932,761 shares as trustee for the Tomson Voting Trust, 2,188,403 shares as trustee for an irrevocable trust established for a group of private investors, 1,422,328 shares as trustee for an irrevocable trust established for a group of Mr. Keledjian's family members, and 2,300,000 shares issuable on exercise of an employee stock option at an exercise price of $0.52 per share. Mr. Keledjian has sole voting and investment control over the shares he holds as trustee.

     TGI has outstanding 23,255,860 shares of capital stock. Haig Keledjian holds 1,122,831 shares of the capital stock of TGI personally, 4,637,606 shares as trustee for an irrevocable voting trust for the benefit of his children, 4,637,606 shares as trustee of the Tomson Voting Trust, 1,766,476 shares as trustee for an irrevocable trust established for a group of private investors, and 1,741,670 shares as trustee for an irrevocable trust established for a group



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CUSIP No. 92764R 10 3              Schedule 13 D                     Page 5 of 7

of Mr. Keledjian's family members, which together represents a majority of the outstanding capital stock of TGI. Therefore, voting and investment control of the common stock of Viral Genetics underlying the Note issued to TGI may be attributed solely to Mr. Keledjian.

     (b) Residence or business address: The business address for both TGI and Haig Keledjian is 905 Mission Street, South Pasadena, CA 91030.

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

          TGI is engaged in the business of developing and investing in biomedical products.

          Haig Keledjian is the President of the Issuer. The address of the Issuer is 905 Mission Street, South Pasadena, CA 91030

     (d) Conviction of a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the last five years: None

     (e) Party to a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None

     (f) Citizenship: TGI is a California corporation and Haig Keledjian is a US citizen

Item 3: Source and Amount of Funds or Other Consideration:

     The Issuer was indebted to TGI in the amount of $6,976,758 at March 31, 2003, a substantial portion of which was coming due in December 2003. TGI agreed to an extension of the obligation by accepting a Note effective April 1, 2003 in the principal amount of $6,976,758 bearing interest at the rate of five percent per annum that is due March 31, 2008. The Note and all accrued interest on the
Note is convertible at the election of TGI at the rate of $0.30 of principal and interest on the Note for one share of common stock plus one warrant to purchase an additional share at an exercise price of $0.40 per share that expires five years from the date the warrant is issued.

     The Issuer was indebted to Haig Keledjian and the Tomson Trust in the amount of $835,310 and $460,539, respectively, at March 31, 2003, a substantial portion of which was coming due in December 2003. Mr. Keledjian and the Tomson Trust agreed to extensions of the obligations by accepting Notes effective April 1, 2003 in the principal amounts of $835,310 and $460,539, respectively, bearing interest at the rate of five percent per annum that are due March 31, 2008. The Notes and all accrued interest on the Notes is convertible at the election of the holders at the rate of $0.30 of principal and interest on each Note for one share of common stock plus one warrant to purchase an additional share at an exercise price of $0.40 per share that expires five years from the date the warrant is issued. On June 4, 2003, Mr. Keledjian also received a compensatory employee stock option to purchase 2,300,000 shares at an exercise price of $0.52.


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CUSIP No. 92764R 10 3              Schedule 13 D                     Page 6 of 7

Item 4. Purpose of Transaction: The purpose of the transactions with TGI, Haig Keledjian and the Tomson Trust was to restructure the debt obligations of the Issuer.

Item 5.  Interest in Securities of the Issuer:

     (a) If TGI converts its Note and exercises the warrants received on conversion, it would receive based on the original principal amount of the Note, and be the beneficial owner of, 46,511,720 shares of Issuer common stock, or approximately 52.55% of the then outstanding shares, based on 41,993,726 shares of common stock outstanding at June 26, 2003. If TGI converts its Note and exercises the warrants received on conversion and Haig Keledjian and the Tomson Trust (of which Haig Keledjian is the sole trustee) convert their Notes and exercise their warrants received on conversion and Haig Keledjian exercised his employee stock option, Haig Keledjian would receive based on the original principal amount of the Notes, and be the beneficial owner of, 73,936,664 shares of Issuer common stock, or approximately 63.78% of the then outstanding shares.

     (b) By virtue of the relationships previously reported in Item 2 of this Statement, Haig Keledjian has the power to direct the disposition of and vote the stock held by him directly, the stock held by him as trustee, and the stock held by TGI, and TGI may be deemed to have indirect beneficial ownership of the shares held by TGI.

     (c) Not applicable

     (d) Not applicable

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer: None

Item 7. Material to be Filed as Exhibits: Joint filing statement of TGI and Haig Keledjian.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                          Therapeutic Genetics, Inc.



Dated June 30, 2003                       By: /s/ Steve Bollinger, President




Dated June 30, 2003                       /s/ Haig Keledjian, Individually


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CUSIP No. 92764R 10 3              Schedule 13 D                     Page 7 of 7


                                    Exhibit A

                             Joint filing Statement

     We,  the  undersigned,  hereby  express  our  agreement  that the  attached
Schedule 13D is filed on behalf of each of us.

                                          Therapeutic Genetics, Inc.



Dated June 30, 2003                       By: /s/ Steve Bollinger, President




Dated June 30, 2003                       /s/ Haig Keledjian, Individually